September 18, 2015

BY EDGAR

Carlos Pacho

Senior Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

Station Place

100 F Street, N.E.

Washington, D.C. 20549

Re:	Comment Letter dated September 3, 2015

Oi S.A.

Form 20-F for Fiscal Year Ended December 31, 2014

Comment Response Dated August 24, 2015

File No. 001-15256

Dear Mr. Pacho:

This letter is to advise you that we are continuing to work on the response to your letter dated September 3, 2015 requesting additional information pertaining to the above-referenced filing. We expect to provide responses to your letter on or prior to October 2, 2015.

If you have any questions, please do not hesitate to contact me.

Very truly yours, /s/ Flavio Nicolay Guimarães
Flavio Nicolay Guimarães
Chief Financial Officer & Investor Relations Officer
Oi S.A.

cc:	Robert S. Littlepage, Jr., Accounting Branch Chief

Joseph M. Kempf, Senior Staff Accountant

Dean Suehiro, Senior Staff Accountant

      Securities and Exchange Commission